                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.  20549

                                   FORM 11-K

                Annual Report Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934


(Mark One)

     Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of
1934   X   (No Fee Required)
     -----

     For the fiscal year ended December 31, 1998

--------------------------------------------------------------------------------

                                       OR

     Transition report pursuant to Section 15 (d) of the Securities Exchange Act of _____ 1934 (No Fee Required)

     For the transition period from ______ to ______

                         Commission File number 1-1105

--------------------------------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               NCR SAVINGS PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               NCR CORPORATION
               1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan
Financial Statements and
Supplemental Schedules
December 31, 1998 and 1997

                               NCR Savings Plan

                         Index to Financial Statements
                          and Supplemental Schedules
                          --------------------------

                                                                 Pages
                                                                 -----
Report of Independent Accountants...............................     2

Financial Statements:

  Statements of Net Assets Available for Benefits
     as of December 31, 1998 and 1997 (with fund information)...     3

  Statement of Changes in Net Assets Available for
     Benefits for the year ended December 31, 1998
     (with fund information)....................................     4

  Notes to Financial Statements.................................  5-13

Supplemental Schedules:.........................................    14

  Line 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1998....................................    15

  Line 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1998.......................    16

[LOGO OF PRICEWATERHOUSECOOPERS APPEARS HERE]

[LETTERHEAD OF PRICEWATERHOUSECOOPERS APPEARS HERE]


                       Report of Independent Accountants


To the Participants, Beneficiaries and
 Administrators of the NCR Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 27a and 27d is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules 27a and 27d and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects.


/s/ PriceWaterhouseCoopers
Dayton, Ohio
June 11, 1999

NCR Savings Plan
Statements of Net Assets Available for Benefits (with fund information) December 31, 1998 and 1997

--------------------------------------------------------------------------------------------------------------------------------

December 31, 1998

                                   ---------------------------------------------------------------------------------------------
                                        Very                          Moderately                      Moderately
                                    Conservative    Conservative       Cautious        Moderate       Aggressive    Aggressive
                                       Option         Strategy         Strategy        strategy        Strategy      Strategy
                                   -------------    ------------     -----------    -------------   -------------  -------------
Assets

    Investment at fair value       $  87,014,273    $ 90,585,940     $90,390,421    $ 136,188,981   $ 166,482,245  $ 554,309,685

    Receivables                          650,316         756,632         558,808          357,243         389,697      1,066,496
                                   -------------    ------------     -----------    -------------   -------------  -------------

      Total assets                    87,664,589      91,342,572      90,949,229      136,546,224     166,871,942    555,376,181

Liabilities

    Payables                            (196,318)       (368,694)       (143,665)         (76,379)       (211,129)      (910,952)
                                   -------------    ------------     -----------    -------------   -------------  -------------
    Net assets available
      for benefits                 $  87,468,271    $ 90,973,879     $90,805,564    $ 136,469,845   $ 166,660,813  $ 554,465,229
                                   =============    ============     ===========    =============   =============  =============

December 31, 1998

                                                         Participant-Directed
                                 --------------------------------------------------------------------------------------------------
                                     Very                                      Market Index Options
                                                                     --------------------------------------------
                                  Aggressive           Style          Fixed Income       S&P 500     International    Participant
                                   Strategy           Options             Index           Index      Equity Index        Loans
                                 ---------------    --------------    -------------   -------------  --------------   -------------
Assets

     Investment at fair value    $    10,096,433    $  351,664,334    $   5,419,403   $  14,038,031   $      874,788    $22,223,759

     Receivables                         159,011           211,193        1,887,376         178,383            1,883              -
                                 ---------------    --------------    -------------   -------------  ----------------   -----------

       Total assets                   10,255,444       351,875,527        7,306,779      14,216,414          876,671     22,223,759

Liabilities

     Payables                            (54,849)          (26,515)        (124,971)         (1,380)            (381)             -
                                 ---------------    --------------    -------------   -------------  -----------------  -----------
     Net assets available
        for benefits             $    10,200,595    $  351,849,012    $   7,181,808   $  14,215,034   $      876,290    $22,223,759
                                 ===============    ==============    =============   =============  =================  ===========

December 31, 1998

                                                                                      Non-Participant
                                                                                          Directed
                                 ---------------------------------------------------- ---------------
                                                     See Note 4
                                 ----------------------------------------------------
                                      AT&T            Lucent           NCR
                                    Unitized         Unitized        Unitized          Short-Term
                                   Stock Fund       Stock Fund      Stock Fund         Investments         Total
                                 -------------    --------------  ------------        -------------     -------------
Assets

     Investment at fair value    $         -      $        -      $58,404,562          $        -       $ 1,587,692,855

Receivables                                -               -          341,727                   -             6,558,765
                                 -------------    -------------   -----------         -------------     ---------------

    Total assets                           -               -       58,746,289                   -         1,594,251,620

Liabilities

     Payables                              -               -         (118,471)                  -            (2,233,704)
                                 -------------    -------------   -----------         -------------     ---------------

     Net assets available
        for benefits             $         -      $        -      $58,627,818          $        -       $ 1,592,017,917
                                 =============    =============   ===========         =============     ===============

December 31, 1997

                                   ---------------------------------------------------------------------------------------------
                                        Very                          Moderately                     Moderately
                                    Conservative     Conservative      Cautious       Moderate       Aggressive      Aggressive
                                       Option          Strategy        Strategy       Strategy        Strategy        Strategy
                                   -------------    ------------     -----------    -------------   -------------  -------------
Assets

    Investment at fair value       $  41,691,328     $84,483,783     $79,542,193    $ 123,953,506   $ 143,389,344  $ 478,687,753

    Receivables                          535,240         403,147         223,066          402,727       1,395,449      3,200,311
                                   -------------    ------------     -----------    -------------   -------------  -------------

      Total assets                    42,226,568      84,886,930      79,765,259      124,356,233     144,784,793    481,888,064

Liabilities

    Payables                            (151,047)       (234,966)       (211,168)        (149,367)       (288,734)      (167,198)
                                   -------------    ------------     -----------    -------------   -------------  -------------
    Net assets available
     for benefits                  $  42,075,521     $84,651,964     $79,554,091    $ 124,206,866   $ 144,496,059  $ 481,720,866
                                   =============    ============     ===========    =============   =============  =============

December 31, 1997

                                             Participant-Directed
                                ------------------------------------------------------------------------------------------------
                                     Very           Mutual                     Market Index Options
                                                                    --------------------------------------------
                                  Aggressive         Fund            Fixed Income      S&P 500     International    Participant
                                   strategy         Window              Index           Index       Equity Index       Loans
                                -------------    --------------     -------------    -----------   -------------  --------------
Assets

   Investment at fair value        $        -     $  243,408,389    $            -   $         -    $           - $ 23,011,264

     Receivables                            -                  -                 -             -                -            -
                                 ------------     --------------    --------------   ------------   -------------  -----------

       Total assets                         -        243,408,389                 -             -                -   23,011,264

Liabilities

     Payables                               -                  -                 -             -                -
                                 ------------     --------------    --------------   ------------   -------------  -----------
     Net assets available
        for benefits               $        -     $  243,408,389    $            -   $         -    $           -  $23,011,264
                                 ============     ==============    ==============   ============   =============  ===========

December 31, 1997

                                                                                    Non-Participant
                                                                                      Directed
                               ---------------------------------------------- ----------------------
                                                  See Note 4
                               ----------------------------------------------
                                   AT&T            Lucent            NCR
                                  Unitized         Unitized        Unitized           Short-Term
                                 Stock Fund       Stock Fund      Stock Fund          Investments            Total
                               --------------   -------------     -----------        ------------       --------------
Assets

     Investment at fair value   $  47,799,366    $ 26,023,008     $29,082,479        $  1,508,989       $1,322,581,402

     Receivables                    2,827,988       1,364,452       1,262,043          (6,066,457)           5,547,966
                               --------------    ------------     -----------        ------------       --------------

       Total assets                50,627,354      27,387,460      30,344,522          (4,557,468)       1,328,129,368

Liabilities

     Payables                      (6,789,779)     (4,169,575)     (1,056,412)          6,066,456           (7,151,790)
                               --------------    ------------     -----------        ------------       --------------

     Net assets available
        for benefits            $  43,837,574    $ 23,217,885     $29,288,110        $  1,508,988       $1,320,977,578
                               ==============    ============     ===========        ============       ==============

NCR SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                             ----------------------------------------------------------------------------


                                                 Very                         Moderately                      Moderately

                                             Conservative    Conservative      Cautious      Moderate         Aggressive
                                                Option         Strategy        Strategy      Strategy          Strategy
                                             ------------    ------------     ----------     --------         -----------
Additions
Additions to net assets attributed to:
     Contributions:
       Company                                $    184,118    $  1,397,006     $  1,356,805    $   2,533,157     $   3,666,689
       Participants                              2,501,899       3,029,057        3,077,999        5,647,924         8,704,993
       Principal loan payments                     700,384         887,893          685,848        1,049,765         1,429,191
                                              ------------    ------------     ------------    -------------     -------------
                                                 3,386,401       5,313,956        5,120,652        9,230,846        13,800,873
                                              ------------    ------------     ------------    -------------     -------------
     Investment income:
       Interest                                  4,713,838       4,778,671          925,236           20,026            28,232
       Dividends                                         -               -                -                -                 -
       Interest on loan
          repayments                                50,421          62,540           46,670           77,714           102,065
       Net realized
         and unrealized
         gains (losses)                                  -         869,610        9,424,145       18,483,030        29,330,290
                                              ------------    ------------     ------------    -------------     -------------
                                                 4,764,259       5,710,821       10,396,051       18,580,770        29,460,587
                                              ------------    ------------     ------------    -------------     -------------

     Net forfeitures                               669,570         (21,406)         (24,121)         (58,492)         (124,263)
                                              ------------    ------------     ------------    -------------     -------------

Deductions
Deductions from net assets attributed to:
     Benefit payments                          (11,557,557)     (7,879,405)      (6,199,661)      (8,096,701)      (10,113,965)
     Investment
       management fees                             (12,350)       (122,552)         (56,111)         (95,833)         (168,269)
                                              ------------    ------------     ------------    -------------     -------------
                                               (11,569,907)     (8,001,957)      (6,255,772)      (8,192,534)      (10,282,234)
                                              ------------    ------------     ------------    -------------     -------------

Other transactions:
     Participant loans                            (894,636)     (1,067,539)        (869,177)      (1,305,899)       (1,705,417)
     Net interfund transfers                    48,975,625       4,374,367        2,873,899       (6,005,438)       (9,002,403)
     Other                                          61,438          13,673            9,941           13,726            17,611
                                              ------------    ------------     ------------    -------------     -------------
                                                48,142,427       3,320,501        2,014,663       (7,297,611)      (10,690,209)
                                              ------------    ------------     ------------    -------------     -------------

Net increase (decrease)                         45,392,750       6,321,915       11,251,473       12,262,979        22,164,754

Net assets available for benefits:
     Beginning of year                          42,075,521      84,651,964       79,554,091      124,206,866       144,496,059
                                              ------------    ------------     ------------    -------------     -------------
     End of year                              $ 87,468,271    $ 90,973,879     $ 90,805,564    $ 136,469,845     $ 166,660,813
                                              ============    ============     ============    =============     =============

                                                                                Participant-Directed
                                             -----------------------------------------------------------------------------------


                                                                    Very                                 Market Index Options
                                                                                                    ----------------------------
                                               Aggressive        Aggressive           Style         Fixed Income        S&P 500
                                                Strategy          Strategy           Options           Index             Index
                                             --------------      ------------     -------------     ------------      ------------
Additions
Additions to net assets attributed to:
     Contributions:
       Company                               $    9,701,954      $    343,906     $   6,836,414     $     75,651      $    282,156
       Participants                              22,644,565           910,676        17,902,451          198,512           842,274
       Principal loan payments                    4,661,704           146,961         2,298,510           24,888            52,407
                                             --------------      ------------     -------------     ------------      ------------
                                                 37,008,223         1,401,543        27,037,375          299,051         1,176,837
                                             --------------      ------------     -------------     ------------      ------------

     Investment income:
       Interest                                      82,904               680                 -              202               490
       Dividends                                  6,960,637            50,208        20,881,737                -                 -
       Interest on loan
          repayments                                364,148             7,663           165,119            2,108             4,241
       Net realized
         and unrealized
         gains (losses)                         105,106,769         1,052,315        52,746,135          156,281         2,156,924
                                             --------------      ------------     -------------     ------------      ------------
                                                112,514,458         1,110,866        73,792,991          158,591         2,161,655
                                             --------------      ------------     -------------     ------------      ------------

     Net forfeitures                               (234,432)           (4,109)         (184,917)             (28)           (3,430)
                                             --------------      ------------     -------------     ------------      ------------

Deductions
Deductions from net assets
attributed to:
     Benefit payments                           (31,401,820)         (436,048)      (20,034,171)        (286,192)         (346,164)
     Investment
       management fees                             (922,468)          (14,719)           (3,312)            (615)           (3,185)
                                             --------------      ------------     -------------     ------------      ------------
                                                (32,324,288)         (450,767)      (20,037,483)        (286,807)         (349,349)
                                             --------------      ------------     -------------     ------------      ------------

Other transactions:
     Participant loans                           (5,068,757)          (98,367)       (2,496,019)          (6,671)         (124,765)
     Net interfund transfers                    (39,236,796)        8,240,710        30,262,716        7,017,532        11,353,764
     Other                                           85,955               719            65,960              140               322
                                             --------------      ------------     -------------     ------------      ------------
                                                (44,219,598)        8,143,062        27,832,657        7,011,001        11,229,321
                                             --------------      ------------     -------------     ------------      ------------

Net increase (decrease)                          72,744,363        10,200,595       108,440,623        7,181,808        14,215,034

Net assets available for benefits:
                                             --------------      ------------     -------------     ------------      ------------
     Beginning of year                          481,720,866                 -       243,408,389                -                 -
                                             --------------      ------------     -------------     ------------      ------------
     End of year                             $  554,465,229      $ 10,200,595     $ 351,849,012     $  7,181,808      $ 14,215,034
                                             ==============      ============     =============     ============      ============

                                                                                                     See Note 4
                                                                                  ----------------------------------------------
                                                                                       AT&T           Lucent            NCR
                                             International       Participant         Unitized         Unitized        Unitized
                                              Equity Index          Loans           Stock Fund       Stock Fund      Stock Fund
                                             --------------      ------------     -------------     ------------    ------------
Additions
Additions to net assets attributed to:
     Contributions:
       Company                               $    15,094         $             -     $            -    $          -    $  2,076,361
       Participants                               39,865                       -                  -               -       4,479,660
       Principal loan payments                     3,922             (13,420,708)               111               -       1,479,124
                                             -----------         ---------------     --------------    ------------    ------------
                                                  58,881             (13,420,708)               111               -       8,035,145
                                             -----------         ---------------     --------------    ------------    ------------

     Investment income:
       Interest                                       24                       -                  -               -          38,176
       Dividends                                       -                       -            320,758               -               -
       Interest on loan
          repayments                                 361                       -               (111)              -         103,924
       Net realized
         and unrealized
         gains (losses)                           87,819                       -         (2,130,861)         23,380      18,522,923
                                             -----------         ---------------     --------------    ------------    ------------
                                                  88,204                       -         (1,810,214)         23,380      18,665,023
                                             -----------         ---------------     --------------    ------------    ------------

     Net forfeitures                                   -                       -                  -               -         (14,372)
                                             -----------         ---------------     --------------    ------------    ------------

Deductions
Deductions from net assets
attributed to:
     Benefit payments                            (31,480)             (2,034,697)                 -               -      (1,695,640)
     Investment
       management fees                              (794)                      -                  -               -         (22,867)
                                             -----------         ---------------     --------------    ------------    ------------
                                                 (32,274)             (2,034,697)                 -               -      (1,718,507)
                                             -----------         ---------------     --------------    ------------    ------------

Other transactions:
     Participant loans                            (4,434)             14,667,900                  -               -      (1,026,219)
     Net interfund transfers                     765,910                       -        (41,706,713)    (23,241,265)      5,328,092
     Other                                             3                       -           (320,758)              -          70,546
                                             -----------         ---------------     --------------    ------------    ------------
                                                 761,479              14,667,900        (42,027,471)    (23,241,265)      4,372,419
                                             -----------         ---------------     --------------    ------------    ------------

Net increase (decrease)                          876,290                (787,505)       (43,837,574)    (23,217,885)     29,339,708

Net assets available for benefits:
     Beginning of year                                 -              23,011,264         43,837,574      23,217,885      29,288,110
                                             -----------         ---------------     --------------    ------------    ------------
     End of year                             $   876,290         $    22,223,759     $            -    $          -    $ 58,627,818
                                             ===========         ===============     ==============    ============    ============

                                             Non-Participant
                                                 Directed
                                             ---------------


                                              Short-Term
                                              Investments             Total
                                             --------------      ----------------
Additions
Additions to net assets attributed to:
     Contributions:
       Company                               $   (1,508,989)     $     26,960,322
       Participants                                       -            69,979,875
       Principal loan payments                            -                     -
                                             --------------      ----------------
                                                 (1,508,989)           96,940,197
                                             --------------      ----------------

     Investment income:
       Interest                                           -            10,588,479
       Dividends                                          -            28,213,340
       Interest on loan
          repayments                                      -               986,863
       Net realized
         and unrealized
         gains (losses)                                   -           235,828,760
                                             --------------      ----------------
                                                          -           275,617,442
                                             --------------      ----------------

     Net forfeitures                                      -                     -
                                             --------------      ----------------
Deductions
Deductions from net assets
attributed to:
     Benefit payments                                     -          (100,113,501)
     Investment
       management fees                                    -            (1,423,075)
                                             --------------      ----------------
                                                          -          (101,536,576)
                                             --------------      ----------------

Other transactions:
     Participant loans                                    -                     -
     Net interfund transfers                              -                     -
     Other                                                -                19,276
                                             --------------      ----------------
                                                          -                19,276
                                             --------------      ----------------

Net increase (decrease)                          (1,508,989)          271,040,339

Net assets available for benefits:
     Beginning of year                            1,508,989         1,320,977,578
                                             --------------      ----------------
     End of year                             $            -      $  1,592,017,917
                                             ==============      ================

   The accompanying notes are an integral part of these financial statements

NCR Savings Plan
Notes to Financial Statements

1. Description of the Plan

   General

   The NCR Savings Plan ("the Plan") is a defined contribution plan established May 1, 1985 by NCR Corporation (the "Company") to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement. As discussed further in Note 4, until December 31, 1996, the Company was a wholly-owned subsidiary of AT&T Corp. (AT&T).

   The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

   The Plan covers all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

   Contributions and Funding

   All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation; however, tax-deferred contributions are limited to sixteen percent of eligible compensation. The maximum contribution percentage limits vary based upon the participant's base salary. Annual tax-deferred contributions per participant for the 1998 and 1997 Plan years were limited to $10,000 and $9,500, respectively.

   For each dollar contributed by a participant up to six percent of compensation, the Company funds an additional matching amount. The Company's matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant whether on a tax-deferred or after-tax basis.

   Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant's hire date.

   A participant becomes fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a "reduction in force", (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, a participant is entitled to full distribution of their contributions and all vested Company match contributions; all non-vested Company match contributions will be forfeited. These forfeitures are reallocated to the Plan's Very Conservative Option and used to reduce future Company contributions.

   Participant Accounts

   A participant may withdraw any employee tax-deferred contributions during their employment in the case of a "hardship" (as defined by the Plan), and a participant may withdraw after-tax employee contributions for any reason. The participant may not withdraw any Company match contributions or any earnings on Company match or employee contributions until they terminate employment with the Company.

   Participant Loans

   Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month, prior to the month of the transaction. The term of the loan may be between 12 to 56 months. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

   Termination of the Plan

   It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the board of directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefit on the date of the amendment or termination. No amendment may change the requirement that the assets of the Savings Plan Trust (the Trust) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

   Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment.

   For a complete description of the Plan, participants should refer to the Plan Prospectus.

2. Summary of Significant Accounting Policies

   Basis of Accounting

   The financial statements of the Plan are prepared under the accrual basis of accounting.

   Investment Valuation and Income Recognition

   All of the Plan's investments are stated at fair value, except for guaranteed investment contracts included in the Plan's Conservative Strategy which, in accordance with generally accepted accounting principles, are stated at contract value. Fair values have been estimated based on quoted market amounts of the underlying investments.

   Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

   Plan Expenses

   All initial and ongoing administrative costs of the Plan are paid by the Company (the Plan Administrator) except for a $50 participant loan application fee, brokerage fees and commissions which are included in the cost of investments when purchased and in determining the net proceeds on sales of investments, and investment management fees which will be paid from the respective assets of the investment option.

   The Plan's primary investment manager is Fidelity Investments ("Fidelity"). An affiliate of Fidelity serves as the record keeper for the Plan's participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

   Payments to Withdrawing Participants

   The Plan records payments to withdrawing participants at the time of disbursement.

   Rollover Contributions and Transfers

   Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications

   Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.

3. Taxes

   The Company received its latest favorable determination letter dated November 6, 1995, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the Plan's Administrator believes that the Plan was qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

   Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company match contributions, and the earnings of the Plan when the contributions are distributed to them.

   The Plan has been amended since receiving the determination letter. However, the Plan's Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4. Description of AT&T, Lucent and NCR Unitized Stock Funds

   Prior to January 1, 1997, the Plan offered a stock fund that invested in common stock of NCR's then parent company, AT&T. In October 1996, shares of Lucent Technologies, Inc. ("Lucent") were distributed to shareholders of AT&T. On December 31, 1996, shares of NCR were distributed to shareholders of AT&T. The Plan established the Lucent and NCR Unitized Stock Funds to hold the respective shares distributed to the Plan.

   During 1997, no new contributions were directed to the Lucent or the AT&T Unitized Stock Funds. Amounts invested in these two funds were to be directed into the other investment options offered under the Plan until December 31, 1997, at which time these funds were to be discontinued and any remaining balances were to be transferred to the Very Conservative Option. The Plan transferred the remaining balances into the Very Conservative Option on January 3, 1998. The NCR Unitized Stock Fund continues to be a Plan investment option.

5. Description of Investment Strategies and Other Options

   The Plan offers participants a Very Conservative Option, six Investment Strategies, Style Options (consisting of nine mutual funds), three Market Index Options, and the NCR Unitized Stock Fund. The investment composition of the strategies, options, and NCR Unitized Stock Fund are described below, but the exact mix, or percentage invested in each of the underlying investments or strategies, will vary from time to time.

   Very Conservative Option

   Offers a portfolio of two funds managed by Fidelity Investments; the Fidelity Retirement Money Market Fund and the Fidelity Institutional Cash Portfolio.

   Conservative Strategy

   Offers a portfolio consisting of investment contracts issued by insurance companies and banks, institutionally investable government and corporate bonds and mortgage-backed securities, and U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include the Fidelity Managed Investment Contract Portfolio, The BGI U.S. Debt Index Fund, and the Fidelity Institutional Cash Portfolio. For the years ended December 31, 1998 and 1997, contracts with insurance companies held in the Conservative Strategy had average yields of 6.84% and 6.76%, respectively.

   Moderately Cautious Strategy

   Offers a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by domestic and foreign corporations. In addition, a portion of the portfolio will be invested in common stocks traded in the U.S. and in the Standard & Poor's Composite Index 500 stocks. Investments include the BGI U.S. Debt Index Fund, BGI Index Fund, the BGI Money Market Fund and the Fidelity Institutional Cash Portfolio.

   Moderate Strategy

   Offers a portfolio consisting of thirty-five to fifty-five percent in common stocks publicly traded in the U.S., five percent in securities issued on international equity markets, with the remainder invested in a broad rage of investment grade, fixed income securities. Investments include Fidelity U.S. Equity Index Portfolio, BGI U.S. Debt Index Fund, BGI Russell 2000 Index Fund, and the BGI EAFE Equity Index Fund.

   Moderately Aggressive Strategy

   Offers a portfolio of approximately seventy to eighty percent in U.S. and internationally traded common stocks with the remainder consisting of a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by corporations. Investments include the Fidelity Select Market Index Fund, BGI EAFE Equity Fund, Columbus Circle Small Cap Fund, Axe-Houghton Small Capitalization Growth Fund, and the Fidelity Targeted Active Management - Broad Duration Fund.

   Aggressive Strategy

   Offers a portfolio primarily of common stocks diversified across sectors of domestic and foreign markets. Investments include the Fidelity Magellan Fund, Fidelity Select Market Index Fund, Fidelity Select International EAFE Index Fund, Fidelity Aggressive Equity Portfolio, Alliance Small Capitalization Equity Fund, Legg Mason Value Equity Fund, and the Axe-Houghton Small Capitalization Growth Fund.

   Very Aggressive Strategy

   Offers a portfolio consisting entirely of stock of large corporations and smaller companies, both domestic and foreign. Investments include Fidelity Magellan Fund, Legg Mason Value Equity Fund, Axe-Houghton Small Capitalization Growth Fund, Alliance Small Capitalization Equity Fund, Fidelity Select Market Index Portfolio, and the Fidelity Select International EAFE Index Portfolio.

   Style Options

   Offers a choice of the following nine retail mutual funds: Fidelity Growth and Income Fund, Fidelity Contrafund, American Century Ultra Investors Fund, Fidelity Puritan Fund, Fidelity Magellan Fund, Fidelity Diversified International Fund, Alliance Quasar Fund, Janus Worldwide Fund, and Legg Mason Value Trust. The funds are presented in the aggregate in the accompanying financial statements. See Note 6 regarding changes in investment strategies.

   Market Index Options

   Offers a choice of three index funds invested in stocks or bonds that are represented by a published investment index. The Fixed Income Index Fund (BGI U.S. Debt Index Fund) is composed of 55% U.S. Treasury and agency bonds, 20% corporate bonds, and 25% in high-quality mortgages - GNMAs, FNMAs, FHLMCs, conventional pass-through and FHA projects.

   The S&P 500 Index Fund (BGI Equity Index Fund) invests in all S&P Index issues in their appropriate capitalization and industry weights. The International Equity Index Fund (BGI EAFE Equity Index Fund) invests in all of the securities in the MSCI EAFE Index - over 1,000 securities across 21 countries.

   NCR Unitized Stock Fund

   Offers a fund invested primarily in the shares of the Company. Portions of the Fund may be invested by Fidelity, the manager, in short-term obligations and money market instruments for administrative purposes.

   Other

   The Plan had invested in an Executive Life contract which represented a separate account whose balance was frozen as of April 1991 due to the Chapter 11 bankruptcy filing of Executive Life's parent, First Executive Corporation. As a result, participants could not withdraw or transfer the segregated amounts from their accounts until the court-supervised reorganization of Executive Life progressed.

   During 1994, the Company obtained approval from the Department of Labor to loan to the Plan the amount necessary to liquidate the participants' frozen investment in the contract, including earnings at a reasonable interest rate during the frozen period. Accordingly, the Company made a loan to the Plan of approximately $3,400,000 consisting of $2,100,000 of principal and $1,300,000 of interest. Prior to the loan, Executive Life paid to the Plan $2,800,000 toward the frozen contract. All subsequent payments received from Executive Life will be used as credit against future Company contributions. Approximately $560,000 of payments were received by the Plan during 1995. No payments were received in 1996, 1997 or 1998. The loan has not been recorded in the December 31, 1998 or 1997 financial statements of the Plan, as it will be forgiven by the Company to the extent the ultimate recovery on the contract is less than the amount of the loan.

   As of December 31, 1998, the Fidelity Select Equity Fund, Fidelity Magellan Fund, BGI U.S. Debt Index Fund, Fidelity Growth & Income Fund, Fidelity Contrafund, Legg Mason Small Cap Fund, and the Fidelity Institutional Cash Portfolio, which are held as investments by some of the above investment strategies and other options accounted for 14%, 10%, 9%, 7% , 6%, 6% and 5%, respectively, of the total net assets available for benefits.

   As of December 31, 1997, the Fidelity Select Equity Fund, Fidelity Magellan Fund, Fidelity Broad Market Fund, Fidelity Growth & Income Fund, and the Fidelity Contrafund, which are held as investments by some of the above investment strategies and other options accounted for 15%, 10%, 9%, 6% and 6%, respectively, of the total net assets available for benefits.

6. Changes in Investment Strategies

   During 1997, the Plan offered a Mutual Fund Window containing six retail mutual funds. Three of these funds - Fidelity Growth and Income Fund, Fidelity Contrafund and American Century Ultra Investors Fund - continued to be offered in the Plan as part of the Style Options (a new investment option offered in 1998 containing nine mutual funds).

   The remaining three mutual funds under the Mutual Fund Window - Columbia Fixed Income Securities Fund, Fidelity Balanced Fund and Templeton Foreign Fund -were discontinued on December 31, 1998. Amounts invested within these funds could be directed into the other investment options offered under the Plan until December 31, 1998, at which time, any remaining balances within the Columbia Fixed Income Securities Fund, Fidelity Balanced Fund and Templeton Foreign Fund were transferred to the Fixed Income Index Fund (within the Market Index Options), Fidelity Puritan Fund and Fidelity Diversified International Fund, respectively.

NCR SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

7.  COST AND FAIR MARKET VALUES OF INVESTMENT STRATEGIES AND OTHER OPTIONS

                                                                                       December 31, 1998
                                                    -------------------------------------------------------------------------------
                                                                             Number of            Price           Fair Market
                  Investments                               Cost               Units             Per Unit            Value
-----------------------------------------------     --------------------  -----------------   ---------------  --------------------
Very conservative option                                $    87,014,273         87,014,273          $   1.00       $    87,014,273

Conservative strategy                                        88,800,630          5,615,991          $  16.13            90,585,940

Moderately cautious strategy                                 65,057,637          3,518,506          $  25.69            90,390,421

Moderate strategy                                           113,544,531          4,056,866          $  33.57           136,188,981

Moderately aggressive strategy                              107,313,252          3,980,924          $  41.82           166,482,245

Aggressive strategy                                         428,469,331         10,009,203          $  55.38           554,309,685

Very aggressive strategy                                      9,297,131            854,182          $  11.82            10,096,433

Style Options:
     Alliance Quasar Fund                                     3,269,287            119,795          $  25.00             2,994,868
     American Century Ultra Investors Fund                   56,042,958          1,901,101          $  33.41            63,515,770
     Columbia Fixed Income Fund                                       -                  -          $      -                     -
     Fidelity Contrafund                                     73,636,451          1,620,358          $  56.79            92,020,115
     Fidelity Diversifed International                       11,805,023            667,130          $  17.72            11,821,541
     Fidelity Growth & Income Fund                           87,158,989          2,477,210          $  45.84           113,555,310
     Fidelity Balanced Fund                                           -                  -          $      -                     -
     Fidelity Magellan Fund                                  11,994,081            112,459          $ 120.82            13,587,330
     Fidelity Puritan Fund                                    9,061,670            454,665          $  20.07             9,125,124
     Janus Worldwide Fund                                    15,204,161            347,475          $  47.36            16,456,432
     Legg Mason Value Trust                                  22,586,474          1,936,846          $  14.76            28,587,844
     Templeton Foreign Fund                                           -                  -          $      -                     -

Market Index Options:
     Fixed Income Index                                       5,322,507            499,945          $  10.84             5,419,403
     S&P 500 Index                                           12,021,760          1,097,579          $  12.79            14,038,031
     International Equity Index                                 815,498             72,717          $  12.03               874,788

AT&T Unitized Stock Fund                                              -                  -          $      -                     -

Lucent Unitized Stock Fund                                            -                  -          $      -                     -

NCR Unitized Stock Fund                                      44,292,952          2,504,484          $  23.32            58,404,562

Short-term investments                                                -                  -          $      -                     -

Participant loans                                            22,223,759                N/A               N/A            22,223,759
                                                    --------------------                                       --------------------

Total Investments                                       $ 1,274,932,355                N/A               N/A       $ 1,587,692,855
                                                    --------------------                                       --------------------

                                                                                   December 31, 1997
                                                    --------------------------------------------------------------------------------
                                                                                Number of          Price            Fair Market
                  Investments                                Cost                 Units           Per Unit             Value
-----------------------------------------------     ----------------------   -----------------  -------------   --------------------
Very conservative option                                  $    41,691,328          41,691,328        $  1.00        $    41,691,328

Conservative strategy                                          75,125,162           5,572,809        $ 15.16             84,483,783

Moderately cautious strategy                                   49,230,795           3,497,898        $ 22.74             79,542,193

Moderate strategy                                              72,373,983           4,252,264        $ 29.15            123,953,506

Moderately aggressive strategy                                 96,382,908           4,145,399        $ 34.59            143,389,344

Aggressive strategy                                           422,942,171          10,747,368        $ 44.54            478,687,753

Very aggressive strategy                                                -                   -        $     -                      -

Style Options:
     Alliance Quasar Fund                                               -                   -        $     -                      -
     American Century Ultra Investors Fund                     48,803,929           1,716,281        $ 27.30             46,854,477
     Columbia Fixed Income Fund                                 4,037,119             306,498        $ 13.41              4,110,143
     Fidelity Contrafund                                       70,808,765           1,663,401        $ 46.63             77,564,375
     Fidelity Diversifed International                                  -                   -        $     -                      -
     Fidelity Growth & Income Fund                             71,958,333           2,220,020        $ 38.10             84,582,746
     Fidelity Balanced Fund                                     6,833,746             461,840        $ 15.27              7,052,301
     Fidelity Magellan Fund                                             -                   -        $     -                      -
     Fidelity Puritan Fund                                              -                   -        $     -                      -
     Janus Worldwide Fund                                               -                   -        $     -                      -
     Legg Mason Value Trust                                             -                   -        $     -                      -
     Templeton Foreign Fund                                    23,790,654           2,336,115        $  9.95             23,244,347

Market Index Options:
     Fixed Income Index                                                 -                   -        $     -                      -
     S&P 500 Index                                                      -                   -        $     -                      -
     International Equity Index                                         -                   -        $     -                      -

AT&T Unitized Stock Fund                                       25,585,048           1,399,279        $ 34.16             47,799,366

Lucent Unitized Stock Fund                                     13,415,015             582,040        $ 44.71             26,023,008

NCR Unitized Stock Fund                                        32,430,937           1,858,305        $ 15.65             29,082,479

Short-term investments                                          1,500,453           1,508,989        $  1.00              1,508,989

Participant loans                                              23,011,264                 N/A            N/A             23,011,264
                                                    ----------------------                                      --------------------

Total Investments                                         $ 1,079,921,610                 N/A            N/A        $ 1,322,581,402
                                                    ----------------------                                      --------------------

                               NCR Savings Plan

                            Supplemental Schedules

NCR Savings Plan
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998

--------------------------------------------------------------------------------------------------
                                                                                      Fair Market
                        Identity of Issue                              Cost              Value
 --------------------------------------------------------------  ---------------   ---------------
 Common/Collective Trusts:
    BGI Equity Index                                             $   19,919,113    $   36,404,538
    BGI EAFE Index                                                   18,176,413        24,296,695
    BGI Russell 2000                                                 14,159,677        13,970,053
    BGI U.S. Debt Index Fund                                        125,800,066       143,733,917

 Registered Investment Companies:
    Alliance Quasar                                                   3,269,287         2,994,868
    Alliance Small Cap Fund                                          44,751,985        44,760,341
    American Century Ultra Invests Fund                              56,042,958        63,515,770
    Axe Houghton Small Cap Fund                                      65,744,693        67,171,678
    Columbus Circle Small Cap Fund                                   10,735,835        17,100,465
    Fidelity Aggressive Equity Fund (a)                              43,381,200        55,275,301
    Fidelity Broad Market Management (a)                             34,823,898        41,523,137
    Fidelity Contrafund (a)                                          73,636,451        92,020,115
    Fidelity Diversified International (a)                           11,805,023        11,821,541
    Fidelity Growth & Income Portfolio (a)                           87,158,989       113,555,310
    Fidelity Inst. Cash Portfolio (a)                                94,359,795        94,359,795
    Fidelity Magellan Fund Inc. (a)                                 101,517,916       152,432,571
    Fidelity Managed Inv. Contract Portfolio (GIC's) (a)             25,089,654        25,089,654
    Fidelity Puritan Fund (a)                                         9,061,670         9,125,124
    Fidelity Retirement Money Market (a)                             56,559,277        56,559,277
    Fidelity Select Equity Portfolio (a)                            146,357,081       220,386,885
    Fidelity Select International Portfolio (a)                      55,862,285        71,218,889
    Fidelity U.S. Equity Index Portfolio (a)                         30,783,838        47,314,789
    Janus Worldwide                                                  15,204,161        16,456,432
    Legg Mason Small Cap Fund                                        64,791,934        86,554,944

 Employer Related Investments
    NCR Common Stock                                                 43,715,397        57,827,007

 Participant Loans (b)                                               22,223,759        22,223,759
                                                                 ---------------   ---------------
                                                                 $1,274,932,355    $1,587,692,855
                                                                 ===============   ===============

(a) Separate affiliates of Fidelity (party in interest) act as the trustee and record keeper of the Plan.
(b) The participant loan interest rates are between 6% - 9%. The loan terms are between 12 to 56 months.

NCR Savings Plan
Line 27d - Schedule of Reportable Transactions
For the Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                                                                                      (f) Expense
(a) Identity of Party         (b) Description        Number of       (c) Purchase      (d) Selling      (e) Lease    Incurred with
       Involved                  of Assets          Transactions        Price             Price          Rental       Transaction
Fidelity Investments     Very Conservative                   256     $  134,642,733                -            -                -
                         Option                              252                       $  89,250,345            -                -

Fidelity Investments     Conservative Strategy               252         52,246,409                -            -                -
                                                             252                          51,458,422            -                -

Fidelity Investments     Aggressive Strategy                 252         70,234,592                -            -                -
                                                             252                         108,733,616            -                -

Fidelity Investments     NCR Stock Fund                      252         46,334,902                -            -                -
                                                             252                          35,536,015            -                -

Fidelity Investments     Fidelity Growth & Income            252         46,586,920                -            -                -
                                                             252                          36,224,867            -                -
                                                    -------------    ---------------   --------------   ----------   --------------
                                                           2,524     $  350,045,556    $ 321,203,265            -                -
                                                    =============    ===============   ==============   ==========   ==============

                                                                      (h) Current Value
(a) Identity of Party         (b) Description        (g) Cost of        of Assets on
       Involved                  of Assets              Assets        Transaction Date      (i) Net Gain
Fidelity Investments     Very Conservative                      -       $  134,642,733                 -
                         Option                     $  89,250,345           89,250,345                 -

Fidelity Investments     Conservative Strategy                  -           52,246,409                 -
                                                       47,485,425           51,458,422      $  3,972,997

Fidelity Investments     Aggressive Strategy                    -           70,234,592                 -
                                                       70,350,589          108,733,616        38,383,027

Fidelity Investments     NCR Stock Fund                         -           46,334,902                 -
                                                       33,767,640           35,536,015         1,768,375

Fidelity Investments     Fidelity Growth & Income               -           46,586,920                 -
                                                       31,397,521           36,224,867         4,827,346
                                                    --------------      ---------------     -------------
                                                    $ 272,251,520       $  671,248,821      $ 48,951,745
                                                    ==============      ===============     =============

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of
-----------------
1934, the NCR Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               NCR SAVINGS PLAN


                              By: /s/Craig Brooks
                        NCR Savings Plan Administrator


Date:  June 28, 1999

                                 Exhibit Index


Exhibit No.
-----------

23             Consent of PricewaterhouseCoopers LLP